

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 31, 2017

<u>Via U.S. Mail</u>
Mr. Chan Cheung
Chief Financial Officer
UBI Blockchain Internet, Limited
8250 W. Charleston Blvd. Suite 110
Las Vegas, Nevada 89117

> **Re: UBI Blockchain Internet, Limited**
> **Form 10-K for the Year Ended August 31, 2016**
> **Filed December 14, 2016**
> **Form 10-Q for the Period Ended November 30, 2016**
> **Filed January 27, 2017**
> **File No. 0-54236**

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended August 31, 2016</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. The report provided on page F-1 notes that the financial statements as of August 31, 2015 were audited by another auditor. Please amend your Form 10-K to also include the report of the other auditor being referred to by your current auditors. Refer to Rule 2-05 of Regulation S-X.

<u>Form 10-Q for the Period Ended November 30, 2016</u>

<u>General</u>

2. Given your disclosures on page 13, please indicate on the cover of your filings that you are a shell company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction